This Amendment Deed to the Call Option is entered into on 29 February 2012

BY AND BETWEEN

1.	TELEFÓNICA, S.A., a Spanish company with registered office at 28013, Madrid, Gran Vía n. 28, Spain (“TE”);

And

2.	TELCO, S.P.A., an Italian company with registered office at 20121, Milano, Via Filodrammatici n. 3, Italy (“Telco”);

(collectively, the “Parties” and each, individually, a “Party”)

WHEREAS

A.
On 28th April 2007, TE, ASSICURAZIONI GENERALI S.p.A., SINTONIA S.A., INTESA SANPAOLO S.p.A., MEDIOBANCA S.p.A., entered into a shareholders’ agreement – as subsequently amended and supplemented with the first deed of amendment dated 25th October 2007 and with the second deed of amendment dated 19th November 2007 – by means of which they established the principles relating inter alia to (i) the corporate governance of Telco, (ii) the appointment of directors in TI, (iii) the transfer of the Telco’s shares and indirectly of the TI’s shares owned by Telco and (iv) the autonomous and independent management of the TI and TE groups, including limitations on the participation of TE or its representatives in any decision-making processes relating to policies, management, and operations of companies directly or indirectly controlled by TI in countries where restrictions apply (hereinafter, with the amendments and integrations from time to time agreed, as indicated in recital E. below, the “Shareholders’ Agreement”).

B.	Pursuant to Clause 11, the Shareholders’ Agreement shall expire on the third anniversary as of the signing date (the “Expiry Date”).

C.
Pursuant to Clause 8.5(a) of the Shareholders’ Agreement, on 6th November 2007 Telco and TE signed a call option agreement (the “Call Option”) granting to TE the right to purchase, at the conditions set forth therein, TI shares held by Telco. Pursuant to Clause 4.1, the Call Option shall expire on the Expiry Date of the Shareholders’ Agreement.

D.
On 28th October 2009, SINTONIA S.A.(“SI”) required the non-proportional de-merger of Telco, pursuant to Article 11(b) of the Shareholders’ Agreement, thereby becoming an Exiting Party in relation thereto. The exit of SI from the Shareholders’ Agreement and Telco’s shareholding (the “SI Exit”) was then agreed with an alternative modality and completed on 22nd December 2009.

E.	The parties to the Shareholders’ Agreement, with the exception of SI, agreed on 28th October 2009, by means of the first renewal agreement (the “First Renewal Agreement”)

to amend and renew the Shareholders’ Agreement for an additional period of 3 (three) years as of 28th April 2010 until 27th April 2013 and, following completion of SI Exit, entered into further deeds of amendment dated 11th January 2010 and 10th December 2010 (the Shareholders’ Agreement as a result of the aforesaid amendments and renewal is hereby referred to as the “Renewed Shareholders’ Agreement”).

F.
On the same 28th October 2009, TE and Telco by means of an amendment deed to the Call Option agreed, inter alia, to extend the effectiveness of the Call Option, at the same terms and conditions set out therein, until the new expiry date of the Renewed Shareholders’ Agreement, falling on 27th April 2013.

G.
On the date hereof, by means of a second renewal agreement (the “Second Renewal Agreement”), the parties to the Renewed Shareholders’ Agreement agreed (x) to terminate as of the date hereof the Renewed Shareholders’ Agreement and (y) to enter into a new shareholders’ agreement, at the same terms and conditions set out in the Renewed Shareholders’ Agreement, except for the further amendments and integrations set forth in the Second Renewal Agreement (the “New Shareholders’ Agreement”) for a period of 3 (three) years as of 29 February 2012 until 28 February 2015 (which will be deemed as the new “New Expiry Date” of the New Shareholders’ Agreement).

H.
According to the New Shareholders’ Agreement, the parties to such agreement are granted with a Right to Withdraw from the New Shareholders’ Agreement (the “Right to Withdraw”) and a right to require the other parties to cause the non-proportional de-merger of Telco (the “De-Merger”).

I.
Unless differently provided herein, the terms and expressions with initials in capital letters shall have the same meaning as the one they are given in the New Shareholders’ Agreement and in the Call Option.

Now, therefore, in consideration of the foregoing premises, the Parties hereby

AGREE AND COVENANT

as follows:

1.
The Parties hereby irrevocably acknowledge and agree (i) to partially amend Clause 4.1 of the Call Option currently in force and, as a consequence, (ii) that the Call Option shall remain in full force and effect at the terms and conditions set out therein until the New Expiry Date of the New Shareholders’ Agreement, falling on 28 February 2015.

2.
In the event that following an alternative way which has been agreed by all Parties to permit a Party that has exercised the Right to Withdraw to exit from Telco, the Board of Directors of Telco resolves to transfer TI shares to the Party having exercised the Right to Withdraw, then in such case the Call Option shall not apply to such TI Shares being the object of such Board resolution.

3.	Except as otherwise expressly provided for herein, no other amendments or supplements to the Call Option are made.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment Deed to be executed by their respective officers or representatives thereto duly authorized, all in the place and as of the date first above written.

*****

TELEFÓNICA S.A.

/s/ Authorized Signatory

TELCO S.P.A.

/s/ Authorized Signatory